Exhibit 99.1
News Release
www.srtelecom.com
Source:
SR Telecom	MaisonBrison
William E. Aziz, President and CEO	Rick Leckner
Tel.: (514) 335-2429, Ext. 4613	Tel.: (514) 731-0000

SR Telecom and MTI Announce Advanced Radio Design Agreement

Montreal, Canada and Taipei, Taiwan - April 10, 2006 - SR Telecom (TSX: SRX) and Microelectronics Technology Inc. (MTI) have today announced that they have entered an agreement for the co-design of advanced WiMAX access radio systems. MTI is the leading manufacturer of microwave communication equipment in Taiwan. The collaboration will commence immediately.

SR Telecom and MTI will further develop the advanced radio solutions for subscriber station and base station radio units for the symmetry MX TM WiMAX product portfolio of SR Telecom.

“This partnership will enable the customers of SR Telecom to better address multiple market segments with a standardized WiMAX airlink, across different radio bands,” said Chaz Immendorf, Chief Technology Officer of SR Telecom.

“We are very pleased to enter into this agreement with SR Telecom. The combination of our significant depth in radio development and SR Telecom’s market leading technology in licensed OFDM deployments will provide for a strong partnership,” said Patrick Wang, Chairman and CEO of MTI.

“MTI is a long term, highly reliable partner of SR Telecom and has provided us with outstanding delivery and quality performance in advanced broadband access radios. This will further benefit our customers,” said William Aziz, President and CEO of SR Telecom.

About MTI
Microelectronics Technology Inc. (MTI) is a high tech company specialized in wireless communication product development, manufacturing and global sales for more than 20 years. Based on the core competence in microwave and RF technology, MTI has established leading position in the fields of microwave radios, satellite ODUs and receivers, mobile base station components and broadband wireless access products. With the excellent track records, MTI has established long term partnership with world’s leading communication equipment providers.
For more information, please visit www.mti.com.tw

About SR Telecom
SR TELECOM designs, builds and deploys advanced, field-proven Broadband Fixed Wireless Access solutions. SR Telecom products are used by large telephone and Internet service providers to supply broadband data and carrier-class voice services to end-users in urban, suburban, and remote areas around the globe. With its principal offices in Montreal, Mexico City and Bangkok, SR Telecom products have been deployed in over 110 countries, connecting nearly two million people.

With its widely deployed WiMAX-ready symmetry ONETM solution, SR Telecom provides bridge technology to future WiMAX solutions for voice, data and Internet access applications.

SR Telecom is a principal member of the WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.
For more information, visit www.srtelecom.com

Forward-looking statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR Telecom, symmetry ONE and symmetry MX are trademarks of SR Telecom Inc. All rights reserved 2006. All other trademarks are property of their owners.